Sterling Exploration Inc.
                          388 Drake Street, Suite 2703
                              Vancouver, BC V6B 6A8
                                 (604) 253-6695


November 9, 2007

Garrett Johnston
United States Securities and Exchange Commission
Mail Stop 7010
100 F St. N.E.
Washington, DC 20549

Re: Sterling Exploration Inc.
    Amendment No. 2 to Registration Statement on Form SB-2
    Filed October 1, 2007
    File No. 333-144493

Dear Mr. Johnston,

This letter shall serve as the request of Sterling Exploration Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Tuesday, November 13, 2007, 9:00AM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your assistance in this matter.

Very truly yours,


/s/ Lynn Wigen
------------------------
Lynn Wigen
President & Director